SKANSKA

Skanska AB

SE-169 83 Solna
Sweden

www.skanska.com

Secrurities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
USA

06017179

PROCESSING SECTION

Date
September 19, 2006

Our contact
Marianne Bergström

Re: File Number 82-34932, Skanska AB

SUPPL

Please find enclosed our Press Releases published September 14 and 18, 2006.

Best regards,

Skanska AB

Marianne Bergström

PROCESSED
OCT 04 2006
THOMSON FINANCIAL

Published	Item	Document name	Required by
September 14, 2006	Press Release	Skanska to build new shopping center and experience center in Malmö for approximately SEK 800 M	law and by the listing agreement with Stockholm Stock Exchange
September 19, 2006	Press Release	Tor Krusell appointed new EVP in Skanska	law and by the listing agreement with Stockholm Stock Exchange

dlw 10/2

SKANSKA

Press Release

September 18, 2006

Tor Krusell appointed new EVP in Skanska

Tor Krusell has been appointed new Executive Vice President (EVP) of Skanska AB. Krusell has since three years been responsible for Human Resources issues in Skanska and a member of the Senior Executive Team (SET). He will continuously hold these positions, now with the title Executive Vice President.

"To retain and develop our people and attract new talent is the single most important challenge for Skanska the coming years. This appointment reflects our aim to further improve Skanska's position as an attractive employer", says Stuart Graham, President and CEO, Skanska AB.

Earlier Krusell was Senior Vice President Communications in Skanska

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For further information please contact:

Peter Gimbe, Senior Vice President Communications, Skanska AB,
tel +46 8 753 88 38
Tor Krusell, Executive Vice President Human Resources, Skanska AB,
tel +46 8 753 88 47

This and previous releases can also be found at www.skanska.com

Skanska is one of the world's leading construction groups with expertise in construction, development of commercial and residential projects and public-private partnerships. The Group currently has 54,000 employees in selected home markets in Europe, in the US and Latin America. Sales in 2005 totaled USD 17 billion.

SKANSKA

Press Release

September 14, 2006

Skanska to build new shopping and experience center in Malmö for approximately SEK 800 M

Skanska has been commissioned to construct Entré Malmö, the city's new central shopping and experience center. The contract amounts to approximately SEK 800 M, which will be included in order bookings for the third quarter. The customer is the Danish listed company TK Development.

Entré Malmö will comprise three interconnected buildings with total floor space of 82,000 square meters, of which new construction will account for approximately 76,000 square meters. The existing Värnhemshuset building, with retail chain Hemköp as the tenant, will undergo extensive renovation.

In addition to restaurants, movie theaters and a fitness facility, the new experience center will accommodate retail stores on two levels. A two-story car park with 930 parking spaces will be built underground.

The various sections of the center will be joined by a glassed-in pedestrian bridge. A large illuminated glass façade with special illumination effects will be the Center's "display window" to the northern entrance to the city.

Preparatory work has commenced and Entré Malmö is scheduled for completion in autumn 2008.

For further information please contact:

Lisa Lindh, Information Manager, Skanska Sweden, tel +46 40 14 41 41
Per-Lennart Berg, Deputy Press Officer, Skanska AB,
tel +46 8 753 88 99

This and previous releases can also be found at www.skanska.com

Skanska is one of the world's leading construction groups with expertise in construction, development of commercial and residential projects and public-private partnerships. The Group currently has 54,000 employees in selected home markets in Europe, in the US and Latin America. Sales in 2005 totaled USD 17 billion.